FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                          For the month of April, 2006

 (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                     Form 20-F  X      Form 40-F
                              -----              -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

                         Yes          No  X
                            -----       -----

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                                      N/A

                       Huaneng Power International, Inc.
                     West Wing, Building C, Tianyin Mansion
                           No. 2C Fuxingmennan Street
                                Xicheng District
                              Beijing, 100031 PRC




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This Form 6-K consists of:

The press release on increased power generation in the first quarter of 2006 of Huaneng Power International, Inc. (the "Registrant"), made by the Registrant in English on April 10, 2006.

                                   SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                          HUANENG POWER INTERNATIONAL, INC.



                          By  /s/ Huang Long
                             ---------------




                          Name:    Huang Long

                          Title:   Company Secretary



Date:    April 11, 2006


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                                [OBJECT OMITTED]

To: Business Editor
[For Immediate Release]


                       HUANENG POWER INTERNATIONAL, INC.
         Power Generation Increases 2.79% in the First Quarter of 2006

(Beijing, China, April 10, 2006) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] today announced its power generation in the first quarter of 2006.

Based on preliminary statistics, for the first quarter ended March 31, 2006, the Company's total power generation based on a consolidated basis was 37.096 billion kWh, an increase of 2.79% over the same period last year. The power generation of Shantou Power Plant, Taicang Power Plant, Yueyang Power Plant, Qinbei Power Plant and Shanghai Shidongkou First Power Plant increased significantly as compared with the same period last year.

The increase in power generation of the Company's power plants was mainly attributable to the following reasons:

1. Stable generation capacity contributed by four newly operated generating units at Shantou Power Plant, Taicang Power Plant and Yueyang Power Plant since the same period last year;

2. A larger increase in power generation by Qinbei Power Plant and Shanghai Shidongkou First Power Plant due to the significantly shortened maintenance period of respective power plants in the first quarter this year when compared to the same period last year;

3. As a result of continuing economic growth, power demand in the regions where the Company's power plants operated underwent steady growth, thereby providing favorable market conditions for more power generation by the Company's power plants.

Huaneng Power Int'l, Inc.
Power Generation Increases 2.79% in the First Quarter of 2006 ... P.2

The power generation of each of the Company's power plants in the first quarter of 2006 was listed below (in billion kWh):

-----------------------------|------------|-----------------------|-----------|
Dalian                       |      2.341 | Changxing             |   0.439   |
-----------------------------|------------|-----------------------|-----------|
Fuzhou                       |      2.353 | Taicang               |   1.647   |
-----------------------------|------------|-----------------------|-----------|
Nantong                      |      1.758 | Huaiyin               |   1.304   |
-----------------------------|------------|-----------------------|-----------|
Shangan                      |      1.840 | Yushe                 |   1.124   |
-----------------------------|------------|-----------------------|-----------|
Shanghai Shidongkou Second   |      1.910 | Qinbei                |   2.000   |
-----------------------------|------------|-----------------------|-----------|
Shantou Coal-fired           |      1.997 | Xindian               |   0.629   |
-----------------------------|------------|-----------------------|-----------|
Dandong                      |      1.073 | Yingkou               |   1.153   |
-----------------------------|------------|-----------------------|-----------|
Nanjing                      |      0.820 | Jinggangshan          |   0.925   |
-----------------------------|------------|-----------------------|-----------|
Dezhou                       |      3.236 | Yueyang               |   1.285   |
-----------------------------|------------|-----------------------|-----------|
Jining                       |      0.890 | Luohuang              |   2.320   |
-----------------------------|------------|-----------------------|-----------|
Weihai                       |      1.079 | Pingliang             |   2.103   |
-----------------------------|------------|-----------------------|-----------|
Shanghai Shidongkou First    |      1.891 | Sichuan Hydro Power   |   0.979   |
-----------------------------|------------|-----------------------|-----------|

Huaneng Power International, Inc. develops, constructs, operates and manages power plants in China nationwide, with a total generation capacity of 23,549MW on an equity basis. The Company wholly owns sixteen operating power plants, and has controlling interests in twelve operating power companies and minority interests in four operating power companies. Today, it is the largest listed power producer in China.



                                    ~ End ~


For enquiries, please contact:

Ms. Meng Jing / Ms. Zhao Lin             Ms. Sally Wong / Ms. Christy Lai
Huaneng Power International, Inc.        Rikes Communications Limited
Tel: (8610) 6649 1856 / 1866             Tel: (852) 2520 2201
Fax: (8610) 6649 1860                    Fax:(852) 2520 2241
Email:  ir@hpi.com.cn